Form 10-K, Exhibit 13
period 1997-01-25
INDUSTRIAL SCIENTIFIC CORP
filed 1997-04-23
CIK 906108

                                                                   EXHIBIT 13.01


                      1996 Annual Report to Shareholders


     Industrial Scientific Corporation
--------------------------------------------------------------------------------


     Selected Financial Data
   --------------------------------------------------------------------------------------------------------------------------
     Fiscal Year                                      1991        1992          1993         1994          1995         1996
   --------------------------------------------------------------------------------------------------------------------------
     Amounts in thousands except per share data
   --------------------------------------------------------------------------------------------------------------------------
     NET SALES                                     $20,012     $24,059        $30,891      $31,421       $34,133      $36,648
   --------------------------------------------------------------------------------------------------------------------------
     GROSS PROFIT                                   10,221      12,257         16,791       17,020        18,191       19,815
   --------------------------------------------------------------------------------------------------------------------------
     NET INCOME                                      2,190       2,594          4,449        4,227         4,067        3,725
   --------------------------------------------------------------------------------------------------------------------------
     NET INCOME PER SHARE                              .73         .86           1.38         1.25          1.20         1.10
   --------------------------------------------------------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY                            6,831       9,424         19,276       23,504        27,571       31,117
   --------------------------------------------------------------------------------------------------------------------------
     LONG TERM OBLIGATIONS                           5,928       6,000          5,617        5,073         4,512        4,143
   --------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                   16,111      18,906         28,897       32,213        35,479       39,218
---------------------------------------------------------------------------------------------------------------------------------

[GRAPH OF NET SALES APPEARS HERE]

[GRAPH OF GROSS PROFIT APPEARS HERE]

[GRAPH OF NET INCOME APPEARS HERE]

[GRAPH OF SHAREHOLDERS' EQUITY APPEARS HERE]

Each of the foregoing graphs depicts in bar chart format the referenced line items (in millions of dollars) for fiscal years 1991 thru 1996.
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Results of Operations and
Financial Condition
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

Net Sales

     Net sales for fiscal year 1996, ended January 25, 1997, were $36.6 million and were $2.5 million or 7.4% higher than net sales of $34.1 million for fiscal year 1995, ended January 27, 1996. Increased international sales resulting from increased marketing efforts, particularly in the Middle East, were the primary reason for this increase. Increased sales of replacement parts and repair services resulting from increased promotion of these offerings also contributed to the overall increase.

Gross Profit

     Gross profit increased $1.6 million or 8.9% to $19.8 million for fiscal 1996 compared to $18.2 million for 1995. Gross profit as a percent of net sales increased to 54.1% in 1996 compared to 53.3% in 1995. Increased manufacturing efficiency resulting from investments in labor saving capital equipment was the principal cause of this increase. Increased competition continues to put downward pressure on prices. The Company intends to continue to invest in new product development and cost saving capital equipment to maintain adequate profit margins.

Operating Expenses

     Selling expenses increased $934,000 or 14.1% to $7.6 million in 1996 compared to $6.6 million in 1995, due to higher costs incurred in introducing the Company's products outside North America, principally in Saudi Arabia and Australia, and continuing to establish an international distribution and service network.

     Research, development and engineering expense totaled $4.0 million in 1996 compared to $3.0 million in 1995, an increase of $1.0 million or 40.9%. Increased expense incurred in the ongoing commercial development of the MG2100 portable mass spectrometer is the principal cause of this increase, while new product development for gas monitoring instruments also contributed. In March 1997, the Company announced that it had signed a letter of intent to sell Monitor Group, the division responsible for the commercial development of the MG2100. The sale is expected to be completed in the first quarter 1997. The sale of this division should reduce research, development and engineering expense for 1997.

     Administrative expense increased $190,000 or 6.4% to $3.1 million in 1996 compared to $3.0 million in 1995. Increased profit sharing expense relating to greater participation by employees is the principal cause.

Other Income and Expense

     The Company incurred a loss on its investment in Industrial Scientific Arabia, Ltd., resulting from start up expenses, and slower than anticipated growth in service revenue.

     Interest income decreased to $777,000 in 1996 compared to $837,000 in 1995. A greater portion of investments were in tax free instruments which yield a higher after tax return, but a generally lower coupon rate.

     Interest expense decreased due to reduced principal balances resulting from principal payments during the year.

Provision for Income Taxes

     The Company's effective tax rate for 1996 was 33.5% compared to 33.8% for 1995. Increased tax free interest income, partially offset by a reduction in the utilization of the research and experimentation credit, account for this decline. The principal difference between the effective tax rate and the federal statutory rate of 34% was the effect of state income taxes, offset by the research and experimentation credit, non-taxable interest income, and foreign sales tax credits.

RESULTS OF OPERATIONS
FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

Net Sales

     Net sales for fiscal year 1995, ended January 27, 1996, were $34.1 million and were $2.7 million or 8.6% higher than net sales of $31.4 million for fiscal year 1994, ended January 28, 1995. Increased marketing efforts resulting from the additional field sales staff added in North America at the beginning of FY 1995, increased sales efforts internationally, and the contribution of new products such as GasBadge,(TM) were the primary reasons for the increase. Sales of instruments and accessories, spare parts, and repair services all increased during the year.














Gross Profit

     Gross profit increased $1.2 million or 6.9% to $18.2 million for fiscal 1995 compared to $17.0 million for 1994. Gross profit as a percent of net sales declined to 53.3% in 1995 compared to 54.2% in 1994. Selective price discounting in competitive situations and increased manufacturing costs were the principal causes of this modest decline.

--------------------------------------------------------------------------------

Operating Expenses

     Selling expenses increased $1.4 million or 27.9% to $6.6 million in 1995 compared to $5.2 million in 1994, due to increased costs relating to the additional field sales staff hired during the first quarter of 1995, and higher travel and promotional costs incurred in introducing the Company's products outside North America and establishing an international distribution and service network.

     Research, development and engineering expense totaled $2.8 million in 1995 compared to $2.2 million in 1994, an increase of $624,000 or 28.1%. Expenses incurred in the ongoing commercial development of the MG2100 portable mass spectrometer, and intensified new product development for gas monitoring instruments were the principal reasons for the increase.

     Administrative expense decreased $164,000 or 4.9% to $3.2 million in 1995 compared to $3.3 million in 1994. A decrease in the Company's discretionary contribution to the employee profit sharing plan, partially offset by increased amortization expense relating to the intangible assets purchased as part of the Monitor Group acquisition, principally account for this decrease.

Other Income and Expense

     Interest income increased to $837,000 in 1995 compared to $557,000 in 1994, due to generally higher short-term interest rates, and a higher average invested cash balance.

     Interest expense decreased slightly as reduced principal balances were partially offset by higher variable interest rates.

Provision for Income Taxes

     The Company's effective tax rate for 1995 was 33.8% compared to 36.0% for 1994. Increased research and experimentation credits and increased tax free interest income account for this decline. The principal difference between the effective tax rate and the federal statutory rate of 34% was the effect of state income taxes, offset by the research and experimentation credit, non-taxable interest income, and foreign sales tax credits.


LIQUIDITY AND CAPITAL RESOURCES

                                                January 25, 1997                January 27, 1996
------------------------------------------------------------------------------------------------
Current Assets                                       $28,064,000                     $23,764,000
Current Liabilities                                    3,866,000                       3,187,000
                                                     -----------                     -----------
Working Capital                                      $24,198,000                     $20,577,000
                                                     ===========                     ===========
------------------------------------------------------------------------------------------------

     The Company's working capital position was $24.2 million at January 25, 1997, compared to $20.6 million at January 27, 1996, an increase of $3.5 million. Cash flow from operations totaled $6.3 million in 1996 compared to $3.6 million in 1995. Capital investments totaled $1.2 million in 1996 and included the acquisition of the Systems Division of McNeill International and the formation of Industrial Scientific Arabia, Ltd. The remaining portion of the capital investments were used to acquire production tooling related to new products and computer hardware and software to support the Company's growing operations.

     The acquisition of Monitor Group for $2.5 million was completed during the second quarter 1995. In March 1997, the Company announced its intention to sell Monitor Group and signed a letter of intent with L.B. Foster Company for such sale.

     The Company's cash flow and current capital structure provide adequate flexibility for the growth of its operations and the funding of capital spending programs.

ACCOUNTING RULE CHANGES

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The standard is effective for fiscal 1997. SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share. The Company does not believe that the effect of this statement will be material to the financial statements.

--------------------------------------------------------------------------------

                       INDUSTRIAL SCIENTIFIC CORPORATION


     Consolidated Statement of Income
-------------------------------------------------------------------------------------------------------------------------
     Fiscal Year Ended                              January 25, 1997       January 27, 1996        January 28, 1995
     --------------------------------------------------------------------------------------------------------------
      Net sales (Note 11)                                $36,647,770            $34,133,275            $31,420,629
      Cost of goods sold                                  16,832,999             15,941,791             14,401,004
                                                         -----------            -----------            -----------
              Gross profit                                19,814,771             18,191,484             17,019,625
                                                         -----------            -----------            -----------
      Operating expenses:
         Selling                                           7,578,677              6,644,381              5,193,052
         Research, development and engineering             4,006,508              3,043,702              2,218,686
         Administrative                                    3,142,418              2,952,134              3,316,455
                                                         -----------            -----------            -----------
                                                          14,727,603             12,640,217             10,728,193
                                                         -----------            -----------            -----------
              Operating profit                             5,087,168              5,551,267              6,291,432
      Interest income                                        777,256                836,832                557,065
      Interest expense                                      (190,312)              (247,428)              (249,122)
      Other (expense) income                                 (69,150)                   908                  5,355
                                                         -----------            -----------            -----------
              Income before income taxes                   5,604,962              6,141,579              6,604,730
      Provision for income taxes (Note 9)                  1,880,000              2,075,000              2,378,000
                                                         -----------            -----------            -----------
              Net income                                 $ 3,724,962            $ 4,066,579            $ 4,226,730
                                                         ===========            ===========            ===========
      Net income per common share                        $      1.10            $      1.20            $      1.25
                                                         ===========            ===========            ===========
      Weighted average number of common and
          common equivalent shares outstanding             3,375,319              3,383,645              3,390,197
                                                         ===========            ===========            ===========
     --------------------------------------------------------------------------------------------------------------


Consolidated Statement of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------------
                                              Common Stock
                              ---------------------------------------------
                                     Issued                In Treasury           Additional                        Total
                              ---------------------------------------------       Paid-in        Retained       Shareholders'
                               Shares      Amount      Shares        Amount       Capital        Earnings          Equity
     -----------------------------------------------------------------------------------------------------------------------
     Balance at
       January 29, 1994       3,375,000 $   33,750       -             -         $5,469,879     $13,772,640     $ 19,276,269

     Net income-1994               -          -          -             -               -          4,226,730        4,226,730
       Exercise of stock
       options-1994
       (Note 13)                     87          1       -             -              1,391            -               1,392
                              --------- ----------  ---------     ---------      ----------     -----------     ------------
     Balance at
       January 28, 1995       3,375,087     33,751       -             -          5,471,270      17,999,370       23,504,391

     Net income-1995               -          -          -             -               -          4,066,579        4,066,579
                              --------- ----------  ---------     ---------      ----------     -----------     ------------

     Balance at
       January 27, 1996       3,375,087     33,751       -             -          5,471,270      22,065,949       27,570,970

     Purchase of treasury
       stock-1996
       (Note 13)                   -          -        11,800      (178,663)           -               -            (178,663)

     Net income-1996               -          -          -             -               -          3,724,963        3,724,963
                              --------- ----------  ---------     ---------      ----------     -----------     ------------

     Balance at
       January 25, 1997       3,375,087 $   33,751     11,800     $(178,663)     $5,471,270     $25,790,912     $ 31,117,270
                              ========= ==========  =========     =========      ==========     ===========     ============

The accompanying notes are an integral part of these consolidated financial statements.
--------------------------------------------------------------------------------

                       INDUSTRIAL SCIENTIFIC CORPORATION




   Consolidated Balance Sheet
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        January 25, 1997      January 27, 1996
   ---------------------------------------------------------------------------------------------------------------------------
   ASSETS         Current assets:
                    Cash and cash equivalents                                               $  6,879,111           $ 7,335,292
                    Short-term investments (Notes 4 and 15)                                   12,379,680             7,815,736
                                                                                            ------------           -----------
                                                                                              19,258,791            15,151,028
                    Accounts receivable, less allowance of $55,000 in 1996
                      and $15,000 in 1995                                                      4,791,000             4,394,799
                    Inventories (Note 5)                                                       3,159,519             3,503,814
                    Prepaid expenses and other assets                                            334,795               311,401
                    Deferred income taxes (Note 9)                                               519,903               252,546
                    Assets held by trustee                                                          --                 150,000
                                                                                            ------------           -----------
                            Total current assets                                              28,064,008            23,763,588
                                                                                            ------------           -----------
                    Long-term investments (Notes 4 and 15)                                     1,070,849               928,610
                    Property, plant and equipment, at cost:
                      Building and improvements                                                7,421,444             7,421,444
                      Machinery and equipment                                                  4,251,821             3,926,608
                      Computers, furniture and fixtures                                        1,922,898             1,594,897
                                                                                            ------------           -----------
                                                                                              13,596,163            12,942,949
                      Less accumulated depreciation and amortization                           6,217,653             4,744,963
                                                                                            ------------           -----------
                                                                                               7,378,510             8,197,986
                      Land                                                                       390,000               390,000
                                                                                            ------------           -----------
                                                                                               7,768,510             8,587,986
                      Other assets (Notes 3 and 6)                                             2,314,773             2,199,272
                                                                                            ------------           -----------
                            Total assets                                                    $ 39,218,140           $35,479,456
                                                                                            ============           ===========
   ---------------------------------------------------------------------------------------------------------------------------
   LIABILITIES    Current liabilities:
   AND              Accounts payable                                                        $    908,931           $   991,935
   SHAREHOLDERS'    Accrued expenses:
   EQUITY             Payroll and related items                                                  702,008               564,657
                      Compensated absences                                                       294,789               146,118
                      Warranty expenses                                                          583,350               298,789
                      Other accrued expenses                                                     950,583               268,217
                    Income taxes payable                                                          57,003               303,892
                    Current portion of term debt (Note 7)                                        369,739               613,071
                                                                                            ------------           -----------
                            Total current liabilities                                          3,866,403             3,186,679
                    Term debt (Note 7)                                                         4,142,593             4,512,332
                    Deferred income taxes (Note 9)                                                91,874               209,475
                                                                                            ------------           -----------
                            Total liabilities                                                  8,100,870             7,908,486
                    Commitments and contingencies (Notes 7 and 8)
                    Shareholders' equity:
                      Preferred stock, without par value;
                         authorized 1,000,000 shares; none issued                                   --                    --
                      Common stock, $.01 par value; authorized
                         15,000,000 shares; 3,375,087 shares issued at
                         January 25, 1997 and January 27, 1996                                    33,751                33,751
                      Additional paid-in capital                                               5,471,270             5,471,270
                      Retained earnings                                                       25,790,912            22,065,949
                                                                                            ------------           -----------
                      Treasury stock (11,800 shares), at cost (Note 13)                         (178,663)                 --
                                                                                            ------------           -----------
                                Total shareholders' equity                                    31,117,270            27,570,970
                                                                                            ------------           -----------
                                Total liabilities and shareholders' equity                   $39,218,140           $35,479,456
                                                                                            ============           ===========
    The accompanying notes are an integral part of these consolidated financial statements.
-----------------------------------------------------------------------------------------------------------------------------------

                       INDUSTRIAL SCIENTIFIC CORPORATION


Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------------------------------------------------------
       Fiscal Year Ended                                           January 25, 1997       January 27, 1996      January 28, 1995
--------------------------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                         $  3,724,963           $  4,066,579           $ 4,226,730
    Adjustments to reconcile net income to net cash provided
         by operating activities:
       Depreciation and amortization                                      2,000,440              1,523,096             1,245,566
       Deferred income taxes                                               (384,958)               (42,771)               (5,202)
       Loss on equity investment                                             69,150                   --                    --
       Changes in operating assets and liabilities:
         (Increase) decrease in accounts and note receivable               (396,201)            (1,179,569)              571,146
         (Increase) decrease in prepaid expenses and other assets           (23,394)                76,681              (215,748)
         Decrease (increase) in inventories                                 344,295               (817,213)                9,960
         Increase (decrease) in accounts payables and accrued expenses    1,169,945               (379,320)             (249,964)
         (Decrease) increase in income taxes payable                       (246,889)               288,232              (231,409)
                                                                       ------------           ------------           -----------
            Net cash provided by operating activities                     6,257,351              3,535,715             5,351,079
                                                                       ------------           ------------           -----------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                   (653,214)            (1,097,664)           (1,087,817)
    Acquisition of business                                                (310,000)            (2,500,000)                 --
    Increase in equity investment                                          (235,150)                  --                    --
    Proceeds from maturities of investments                               7,801,000             15,295,000             3,500,000
    Purchase of investments                                             (12,674,434)           (15,229,061)           (7,790,953)
                                                                       ------------           ------------           -----------
            Net cash used in investing activities                        (6,071,798)            (3,531,725)           (5,378,770)
                                                                       ------------           ------------           -----------
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of treasury stock                                               (178,663)                  --                    --
    Proceeds from exercise of stock options                                    --                     --                   1,392
    Principal payments on debt                                             (613,071)              (636,894)             (387,827)
                                                                       ------------           ------------           -----------
         Net cash used in financing activities                             (791,734)              (636,894)             (386,435)
                                                                       ------------           ------------           -----------
  Net decrease in cash and cash equivalents                                (606,181)              (632,904)             (414,126)

  Cash and cash equivalents at beginning of year                          7,485,292              8,118,196             8,532,322
                                                                       ------------           ------------           -----------
  Cash and cash equivalents at end of year
    (including $150,000 and $343,578 of cash held by
    trustee at January 27, 1996 and January 28, 1995)                  $  6,879,111           $  7,485,292           $ 8,118,196
                                                                       ============           ============           ===========
  SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
    Cash paid during the year for:
      Interest                                                         $    191,493           $    247,428           $   249,122
      Taxes                                                               2,511,889              1,829,768             2,445,295

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Notes to Consolidated financial Statements
--------------------------------------------------------------------------------
1. BUSINESS DESCRIPTION:

Industrial Scientific Corporation (the Company) designs, manufactures and sells gas monitoring instruments, systems and other related products.

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Industrial Scientific Devices, Inc., a Foreign Sales Corporation (FSC), Industrial Scientific Pty., and Industrial Scientific of Delaware, Inc., an investment holding corporation. All material intercompany accounts and transactions have been eliminated. The Company accounts for its investment in Industrial Scientific Arabia Limited using the equity method of accounting.

Fiscal Year:

The Company's fiscal year ends on the last Saturday of January. Fiscal year 1996 had 52 weeks and ended on January 25, 1997. Fiscal year 1995 had 52 weeks and ended on January 27, 1996. Fiscal year 1994 had 52 weeks and ended on January 28, 1995.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes the credit risk related to these cash and cash equivalents is minimal.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis.

Property, Plant and Equipment:

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. The cost of maintenance and repairs is charged to income as incurred. Renewals and betterments of a nature considered to significantly extend the useful lives of the assets are capitalized. When property is retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Other Assets:

Other assets include patents, drawings, kits, trade names and the excess of purchase price over net tangible assets of business acquired. The Company's policy is to amortize these intangibles on a straight-line basis for periods ranging from 3 to 17 years. The carrying value of intangibles is evaluated periodically in relation to operating performance and future undiscounted cash flows of the underlying business. Adjustments are made if the sum of expected future net cash flows is less than book value (refer to Note 6).

Product Warranty:

The Company provides a reserve for estimated future warranty expenses on sales of manufactured products on the basis of prior experience.

Deferred Income Taxes:

Deferred income taxes are recorded using the liability method. Under this method, deferred tax liabilities and assets are provided for the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Net Income Per Common Share:

Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding and common stock equivalents which would result from the exercise of stock options.
--------------------------------------------------------------------------------

Revenue Recognition:

The Company recognizes revenue from product sales upon shipment to the customer. Revenues from repairs and servicing of instruments are recognized when performed and returned to the customer. The Company records revenue from maintenance contracts as earned over the term of the contract.

Research and Development Costs:

Research and development costs are expensed as incurred and approximated $3,062,000 in fiscal 1996, $2,376,000 in fiscal 1995 and $1,962,000 in fiscal
1994.

Reclassifications:

Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.
--------------------------------------------------------------------------------

3. ACQUISITIONS AND DISPOSITIONS:

In February 1996, the Company invested $267,000 for a 49% interest in Industrial Scientific Arabia, Ltd. This investment is accounted for using the equity method of accounting.

In October 1996, the Company acquired McNeill International's Systems Division. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to the respective assets acquired based on their estimated fair market values as of the date of the acquisition. The acquisition resulted in intangible assets of $310,000 consisting principally of drawings, kits and software. These assets are being amortized on a straight-line basis over their estimated useful lives of five years. Operating results of this acquisition have been included in the Consolidated Statement of Income from the date of the acquisition forward. Pro forma results of the Company, assuming the acquisition had been made at the beginning of the year would not be materially different from the results reported.

In June 1995, the Company acquired all of the assets of Monitor Group for $2.5 million in cash. The acquisition was accounted for as a purchase and resulted in goodwill of $1,000,000 and other intangible assets of $1,400,000 principally consisting of patents, trade names, software, and drawings. In January 1997, the Board of Directors adopted a resolution to dispose of the Monitor Group. As of January 25, 1997, the net book value of the Monitor Group assets amount to approximately $2,100,000. On March 10, 1997, the Company signed a letter of intent to sell Monitor Group.
--------------------------------------------------------------------------------

4. INVESTMENT SECURITIES:

Investments in debt securities were as follows:

                                                                    January 25, 1997
                                         -----------------------------------------------------------------
                                                                Gross Unrealized Holding
                                                                ------------------------
                                          Amortized Cost         Gains            Losses        Fair Value
                                          --------------      --------------------------      ------------
   Less than one year:
     State and political subdivisions      $10,375,554        $151,634        $   (3,750)      $10,523,438
     Corporate                               2,004,126             944                 -         2,005,070
                                           -----------        --------        ----------       -----------
                                           $12,379,680        $152,578        $   (3,750)      $12,528,508
                                           ===========        ========        ==========       ===========
   One to two years:
     State and political subdivisions      $ 1,070,849        $ 71,993                 -       $ 1,142,842
                                           ===========        ========        ==========       ===========

                                                                    January 27, 1996
                                          ------------------------------------------------------------------
                                                                Gross Unrealized Holding
                                                                ------------------------
                                          Amortized Cost         Gains             Losses         Fair Value
                                          --------------      ---------------------------       ------------
   Less than one year:
      State and political subdivisions    $  6,816,244        $  33,372         $ (19,272)      $  6,830,344
      Corporate                                999,492           18,374                 -          1,017,866
                                          ------------        ---------         ---------       ------------

                                          $  7,815,736        $  51,746         $ (19,272)      $  7,848,210
                                          ============        =========         =========       ============
   One to two years:
       State and political subdivisions   $    928,610        $  12,427                 -       $    941,037
                                          ============        =========         =========       ============

















The Company's investments are in investment grade debt securities that it has both the intent and ability to hold to maturity and are carried at amortized cost. Realized and unrealized gains and losses are determined using the specific identification method.

--------------------------------------------------------------------------------

5. INVENTORIES:

Inventories consisted of:

                                                                  January 25, 1997         January 27, 1996
-----------------------------------------------------------------------------------------------------------
At standard costs, which approximate first-in, first-out cost:
   Raw materials                                                        $2,691,313              $2,952,288
   Work in process                                                         382,616                 366,968
   Finished goods                                                          244,608                 314,662
                                                                        ----------              ----------
                                                                         3,318,537               3,633,918

   Less LIFO reserve                                                       159,018                 130,104
                                                                        ----------              ----------
Inventories at LIFO value                                               $3,159,519              $3,503,814
                                                                        ==========              ==========

--------------------------------------------------------------------------------
6. OTHER ASSETS:

Other assets consisted of the following:

                                                                  January 25, 1997       January 27, 1996
---------------------------------------------------------------------------------------------------------
Patents and trade names                                                 $1,050,000             $1,050,000
Goodwill                                                                 1,000,000              1,000,000
Other                                                                      826,000                350,000
                                                                        ----------             ----------
                                                                         2,876,000              2,400,000

Less accumulated amortization                                              561,227                200,728
                                                                        ----------             ----------
                                                                        $2,314,773             $2,199,272
                                                                        ==========             ==========

--------------------------------------------------------------------------------
7. TERM DEBT:

Term debt consisted of:

                                                                  January 25, 1997        January 27, 1996
----------------------------------------------------------------------------------------------------------
1991 Pennsylvania Economic Development Financing
  Authority (PEDFA) bonds, variable interest rate (interest
  rate at January 25, 1997 is 3.65%), principal payable in
  semi-annual installments of $150,000 through February
1997 and $100,000 thereafter through February 2011. (A)                 $2,900,000              $3,300,000

Pennsylvania Industrial Development Authority (PIDA)
mortgage note, payable in monthly installments of
$11,951, including interest at 3%, through April 2006.                   1,175,230               1,281,654

PIDA mortgage note, payable in monthly installments of
$3,806, including interest at 3%, through April 2002.                      221,417                 259,906

PIDA mortgage note, payable in monthly installments of
$2,109, including interest at 3%, through July 2006.                       208,210                 226,990

Capitalized lease obligations, for computer equipment,
payable in monthly installments with effective interest rates
ranging from 9.8% to 11.90%.                                                     -                  48,310

Other                                                                        7,475                   8,543
                                                                        ----------              ----------
                                                                         4,512,332               5,125,403
Less current  portion                                                     (369,739)               (613,071)
                                                                        ----------              ----------
                                                                        $4,142,593              $4,512,332
                                                                        ==========              ==========

(A) Under the PEDFA debt agreements, tax-exempt bonds are issued which can be tendered at face value at any time at the option of the holder. The bonds can be remarketed at the time of such tender The Company is required to maintain a letter of credit covering the principal and accrued interest on bonds outstanding. The letter of credit fee is approximately 1/2%. The letter of credit expires February 2001 and is subject to renewal at that time If future legislation were to cause the debt to be taxable to the holder, or if the letter of credit were not renewed, the Company would be required to redeem the bonds.
--------------------------------------------------------------------------------

The aggregate principal amount of the term debt maturing in each of the next five fiscal years 1997 through 2001, inclusive, is $370,000, $375,000, $380,000,
$385,000 and $391,000, respectively.

The Company's manufacturing and office facilities collateralize the various debt agreements. The Company is required to meet certain financial covenants in connection with the above obligations, including those related to current ratio, ratio of total liabilities to tangible net worth, minimum tangible net worth and net income. At January 25, 1997, the Company was in compliance with all such covenants.
--------------------------------------------------------------------------------
8. OPERATING LEASES:

The Company leases certain vehicles under operating leases. The minimum rentals under these agreements for succeeding fiscal years are:

            1997                                $114,007
            1998                                  56,764
            1999                                   7,115
                                                --------

                  Total                         $177,886
                                                ========

The rental expense for these leases and other leases with terms of less than one year was approximately $305,000, $230,000 and $90,000 in fiscal years 1996, 1995 and 1994, respectively.
--------------------------------------------------------------------------------
9. INCOME TAXES:

The provision for income taxes consisted of:


                                                               Fiscal Year
                                 -------------------------------------------------------------------
                                     1996                         1995                        1994
                                 -------------------------------------------------------------------
Current:
      Federal                    $1,878,000                   $1,768,000                  $1,898,000
      State                         387,000                      350,000                     485,000
                                 ----------                   ----------                  ----------
                                  2,265,000                    2,118,000                   2,383,000
Deferred:
      Federal                      (327,000)                     (31,000)                          -
      State                         (58,000)                     (12,000)                     (5,000)
                                 ----------                   ----------                  ----------
                                   (385,000)                     (43,000)                     (5,000)
                                 ----------                   ----------                  ----------
       Total                     $1,880,000                   $2,075,000                  $2,378,000
                                 ==========                   ==========                  ==========

A reconciliation of income taxes at the federal statutory rate to the Company's income tax expense follows:

                                                                   Fiscal Year
                                -------------------------------------------------------------------------------
                                         1996                         1995                        1994
                                -------------------------------------------------------------------------------
                                 Amount        Rate           Amount         Rate         Amount         Rate

 Income taxes at federal
     statutory rate             $1,906,000     34.0%         $2,088,000      34.0%       $2,246,000      34.0%
 State income taxes,
     net of federal income
     tax benefit                   215,000      3.8             227,000       3.7           319,000       4.8
 FSC benefit                       (32,500)     (.6)            (21,000)      (.4)          (70,000)     (1.0)
 Research and
    experimentation
    tax credit                    (100,600)    (1.8)           (145,000)     (2.4)          (34,000)      (.5)
 Non-taxable interest             (152,000)    (2.7)           (106,000)     (1.7)          (83,000)     (1.3)
  Other                             44,100       .8              32,000        .6                 -         -
                                ----------     -----         ----------      -----       ----------      -----
                                $1,880,000     33.5%         $2,075,000      33.8%       $2,378,000      36.0%
                                ==========     =====         ==========      =====       ==========      =====

--------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities consisted of:

                                         January 25, 1997                January 27, 1996
                                         ----------------                ----------------
Deferred tax assets:
Warranty reserve                                 $221,440                        $113,420
Vacation accrual                                   88,589                          43,911
Capitalized inventory costs                        88,353                          89,527
Other                                             121,521                           5,688
                                                ---------                       ---------
                                                  519,903                         252,546
Deferred tax liabilities:
Depreciation and amortization                     (91,874)                       (209,475)
                                                ---------                       ---------

Net deferred tax assets                          $428,029                        $ 43,071
                                                =========                       =========

--------------------------------------------------------------------------------
10. PROFIT-SHARING PLAN:

The Company has a 401(k) profit-sharing plan covering all employees. When profitable, the Company has committed to match employee salary deferrals at 50%, up to 6% of eligible employee compensation. In fiscal 1996, 1995 and 1994, the Company also made additional discretionary contributions, increasing the total Company match to $1.00 for every $1.00 of employee salary deferrals in 1996 and 1995 and $2.00 for every $1.00 of employee salary deferrals in 1994 (up to the maximum allowable for tax purposes). Profit-sharing plan expense was comprised of the following:


                                                                         Fiscal Year
                                                        -----------------------------------------------
                                                          1996               1995                1994
                                                        -----------------------------------------------
Employer matching contribution                          $213,000            $184,000           $168,000
Discretionary contribution                               302,000             266,000            550,000
                                                        --------            --------           --------

            Total                                       $515,000            $450,000           $718,000
                                                        ========            ========           ========

--------------------------------------------------------------------------------
11. SIGNIFICANT CUSTOMERS, SUPPLIERS AND EXPORT SALES:

The Company sells its products through independent, strategically-located distributors and a direct employee sales force mainly throughout the United States, Canada, Australia and Saudi Arabia. Sales to one distributor represented approximately 21% of net sales and 17% of accounts receivable in fiscal 1996. Sales to two distributors represented approximately 26% and 11% of net sales and 29% and 10% of accounts receivable in fiscal 1995. Sales to one distributor represented approximately 26% of net sales in fiscal 1994.

Export sales were approximately $7,236,000, $4,450,000 and $4,143,000 for fiscal years 1996, 1995 and 1994, respectively. These sales were to customers principally in Canada, Saudi Arabia and Australia. No one geographic region represented more than 10% of total sales.

Although the Company manufactures its own combustible gas sensors, the Company purchases all of its toxic gas and oxygen sensors from one supplier. Toxic gas and oxygen sensors are available from several other sources; however, the Company believes that the sensors produced by this supplier are most compatible with the Company's overall product specifications. Failure of the supplier to provide sufficient quantities of sensors on a timely basis could have a material effect on the Company's operations.
--------------------------------------------------------------------------------
12. RELATED PARTY TRANSACTIONS:

During fiscal 1996, the Company had sales to their partner in Industrial Scientific Arabia, Ltd. in the amount of $2,230,000, of which $132,330 is included in accounts receivable at January 25, 1997.
--------------------------------------------------------------------------------
13. PURCHASE OF COMMON STOCK:

In November 1996, the Board of Directors approved a plan to purchase up to 337,500 shares of the Company's common stock. During 1996, the Company purchased 11,800 shares of common stock on the open market for an aggregate price of $178,663.
--------------------------------------------------------------------------------


















14. STOCK OPTION PLAN:

On May 12, 1993, the Board adopted and the shareholders approved the 1993 Stock Option Plan and reserved 168,750 shares of common stock for issuance under the plan. All options must be issued at current market prices at the time of grant. The options vest over a 5 year period from the date of issuance and expire after 10 years.
--------------------------------------------------------------------------------
                                      17

The Company has elected to account for stock-based employee compensation arrangements under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," rather than Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." If compensation cost had been determined based on the fair value at the grant dates in accordance with SFAS No. 123, the effect on the Company's net income and earnings per share would not have been material. Pertinent information regarding options under the plan is as follows:

                                                1996                 1995                1994
                                              --------------------------------------------------
Outstanding, beginning of year:
 Number                                        52,008               48,853               47,900
 Weighted average exercise price               $16.71               $16.51               $16.18

Granted:
 Number                                         2,825                3,930                2,090
 Weighted average exercise price               $17.56               $19.98               $25.47

Exercised:
 Number                                             -                    -                   87

Expired or forfeited:
 Number                                         1,020                  775               1,050
 Weighted average exercise price               $17.20               $18.23              $20.96
                                             --------             --------            --------
Outstanding end of year:
  Number                                       53,813               52,008              48,853
  Weighted average exercise price              $16.75               $16.71              $16.51
                                             ========             ========            ========

Exercisable:
  Number                                       40,431               31,067              20,616
  Weighted average exercise price              $16.57               $16.49              $16.21

Shares reserved for future options            114,937              116,742             119,897

--------------------------------------------------------------------------------
The following tables summarize certain stock option information at January 25, 1997:


Options outstanding:                                       Weighted Average             Weighted Average
Range of Exercise Price              Number                 Remaining Life               Exercise Price
-------------------------------------------------------------------------------------------------------
$15.00 - $22.50                       51,948                      6.76                       $16.45
$22.51 - $28.25                        1,865                      7.05                        25.13
                                      ------                     -----                       ------
                                      53,813                      6.77                       $16.75
                                      ======                     =====                       ======
Options exercisable:

                                                                                      Weighted Average
Range of Exercise Price                           Number                                Exercise Price
-------------------------------------------------------------------------------------------------------
$15.00 - $22.50                                    39,161                                     $16.31
$22.51 - $28.25                                     1,270                                      24.94
                                                   ------                                     ------
                                                   40,431                                     $16.57
                                                   ======                                     ======

--------------------------------------------------------------------------------
15.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents:
  The carrying amount approximates fair value because of the short maturity of those instruments.

Short and long-term investments:
  Fair values are based on quoted market prices.

Long-term debt:
  Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.
--------------------------------------------------------------------------------

                                         January 25, 1997                        January 27, 1996
                                 ------------------------------           ------------------------------
                                  Carrying                                 Carrying
                                   Amount            Fair Value             Amount            Fair Value
                                 ----------         -----------           ----------         -----------
Financial assets:
   Cash and cash equivalents    $6,879,111           $6,879,111           $7,335,292          $7,335,292
   Short-term investments       12,379,680           12,528,508            7,815,736           7,848,210
   Long-term investments         1,070,849            1,142,842              928,610             941,037

Financial liabilities:
   Long-term debt               (4,512,333)          (4,478,000)          (5,125,403)         (4,850,000)

--------------------------------------------------------------------------------
16.  NEW ACCOUNTING PRONOUNCEMENTS:

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The standard is effective for fiscal 1997. SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share. Management does not believe that the effect of this statement will be material to the financial statements.

--------------------------------------------------------------------------------
17.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table sets forth certain items included in the Company's unaudited consolidated financial statements for each quarter of fiscal 1996 and 1995.

                                                      First         Second          Third         Fourth
                                                     Quarter        Quarter        Quarter        Quarter
                                                     -------        -------        -------        -------
Fiscal 1996:
   Net sales                                        $9,361          $9,072          $8,656         $9,559
   Gross profit                                      5,075           4,760           4,886          5,094
   Operating profit                                  1,571           1,058           1,524            934
   Net income                                        1,120             795           1,064            746
   Earnings per share                                  .33             .24             .31            .22


                                                      First         Second          Third         Fourth
                                                     Quarter        Quarter        Quarter        Quarter
                                                     -------        -------        -------        -------
Fiscal 1995:
   Net sales                                         $8,858         $8,205          $8,625         $8,445
   Gross profit                                       4,716          4,338           4,631          4,506
   Operating profit                                   1,633          1,238           1,254          1,426
   Net income                                         1,141            910             946          1,070
   Earnings per share                                   .34            .27             .28            .31

In the fourth quarter of fiscal 1995, the Company reduced its accrual for its employer match to the profit-sharing plan by approximately $240,000 net of income taxes.

--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders Industrial Scientific Corporation:

     We have audited the accompanying consolidated balance sheet of Industrial Scientific Corporation and subsidiaries as of January 25, 1997 and January 27, 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended January 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrial Scientific Corporation and subsidiaries as of January 25, 1997 and January 27, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 25, 1997, in conformity with generally accepted accounting principles.

                                     Coopers & Lybrand L.L.P.

600 Grant Street
Pittsburgh, Pennsylvania
March 7, 1997, except for Note 3 as to
       which the date is March 10, 1997.

--------------------------------------------------------------------------------

OFFICERS                                     BOARD OF DIRECTORS                        SUBSIDIARIES
Kent D. McElhattan                           Kenton E. McElhattan                      Industrial Scientific Devices, Inc
President and Chief Executive Officer        Chairman                                  P.O. Box 12259
                                             Industrial Scientific Corporation         6 - 7 Dronn, Gade
James P. Hart                                                                          St. Thomas, USVI 00801
Vice President, Finance and Chief            Kent D. McElhattan
  Financial Officer                          President and Chief Executive Officer     Industrial Scientific of Delaware, Inc.
                                             Industrial Scientific Corporation         103 Springer Building
Garth F. Miller                                                                        3411 Silverside Road
Vice President, Sales and Service            Herbert F. Gerhard                        Wilmington Delaware 19810
                                             Former President and Chief
Jeffrey B. Morgan                              Executive Officer                       Industrial Scientific Arabia, Ltd.
Vice President, Manufacturing                National Mine Service Company             P.O. Box 8444
                                                                                       Riyadh 11482
Dr. Annie Q. Wang                            Dr. Donald J. McGraw                      Kingdom of Saudi Arabia
Vice President, Science and                  Medical Director
  Technology                                 Occupational and Environmental            Industrial Scientific Pty.
                                                Medicine                                14 Arterial Road
Patricia L. Gerney                           Shadyside Hospital                        St. Ives, New South Wales 2075
Corporate Secretary                                                                    Australia
                                             James D. Morton, Esquire
                                             Shareholder, Buchanan Ingersoll           GENERAL COUNSEL
CORPORATE HEADQUARTERS                       Professional Corporation                  Buchanan Ingersoll Professional
Industrial Scientific Corporation                                                      Corporation
1001 Oakdale Road                                                                      Pittsburgh, Pennsylvania
Oakdale, PA 15071-1500
(412) 788-4353                                                                         INDEPENDENT ACCOUNTANTS
1-800-DETECTS (338-3287)                                                               Coopers & Lybrand L.L.P.
Fax: (412) 788-8353                                                                    Pittsburgh, Pennsylvania

--------------------------------------------------------------------------------

     [PHOTO OF INDUSTRIAL SCIENTIFIC CORPORATE HEADQUARTERS APPEARS HERE]

Corporate headquarters near Pittsburgh, Pennsylvania, includes manufacturing, research and training facilities.


Annual Meeting of Shareholders
        The annual meeting of shareholders will be held at Industrial
Scientific Corporation, 1001 Oakdale Road, Oakdale, Pennsylvania, 10:00 a.m., June 11, 1997. (Hankey Farms Exit off Route 22/30 West, located between downtown Pittsburgh and the International Airport.)

Market for the Company's Common Stock
        The Company's common stock began public trading on June 30, 1993, and is traded on the NASDAQ National Market System under the symbol ISCX. As of April 4, 1997, there were 1,455 beneficial holders of the Company's common stock.
        The Company paid nominal cash dividends in fiscal year 1993 (see Statement of Changes in Shareholders Equity, page 10) and does not intend to pay cash dividends in the foreseeable future.
        The following table sets forth, for the applicable quarters indicated, the high and low closing sale prices for the common stock as reported on NASDAQ/NMS.

                        Year Ended                     Year Ended
                     January 27, 1996               January 25, 1997
     -------------------------------------------------------------------
     Quarter       High            Low            High             Low
     First        $23.75          $18.50         $18.25           $18.25
     Second       $21.50          $17.25         $19.00           $18.00
     Third        $21.75          $19.50         $13.50           $13.50
     Fourth       $21.75          $17.50         $16.75           $16.25
     -------------------------------------------------------------------

Form 10-K
        Copies of the Industrial Scientific Corporation Annual Report on
Form 10-K as filed with the Securities and Exchange Commission will be sent without charge upon request. Address requests to Patricia L. Gerney, Corporate Secretary, Industrial Scientific Corporation, 1001 Oakdale Road, Oakdale, PA 15071-1500.

Transfer Agent and Registrar
Chemical Mellon Shareholder Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-756-3353

--------------------------------------------------------------------------------
                                      21