Form 10-K, Exhibit 13
period 1998-01-31
INDUSTRIAL SCIENTIFIC CORP
filed 1998-04-29
CIK 906108

                                                                  Exhibit 13.01

Innovation for Human Life

INDUSTRIAL SCIENTIFIC CORPORATION





1997 annual report                          (fiscal year ended January 31, 1998)

                             [PHOTOS APPEAR HERE]





Industrial Scientific      PRODUCT
                      APPLICATIONS

                             Expanding our horizons

  At Industrial Scientific, we develop portable instruments and fixed-point systems for detecting, measuring and monitoring a wide range of gases. Our products are put to use in an endless variety of applications around the globe. You'll find Industrial Scientific instruments in food processing plants, steel mills, fuel storage tanks, utilities, petrochemical plants, telecommunications switching systems--anywhere and everywhere there is a need to measure, monitor and control. Over the past several years, the world has become Industrial Scientific's marketplace. But in 1999, we will experience our first "out of this world" application. That's when the NASA International Space Station will become operational. We are extremely proud that NASA chose Industrial Scientific to develop a custom designed instrument for the International Space Station.


Cover photograph taken from the Apollo 11 spacecraft, courtesy of NASA.



                             [PHOTOS APPEAR HERE]

INDUSTRIAL SCIENTIFIC CORPORATION

SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------
 FISCAL YEAR                                                         1992     1993     1994     1995     1996     1997
----------------------------------------------------------------------------------------------------------------------
 AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
----------------------------------------------------------------------------------------------------------------------
 NET SALES                                                        $24,059  $30,891  $31,421  $34,133  $36,648  $40,865
----------------------------------------------------------------------------------------------------------------------
 GROSS PROFIT                                                      12,257   16,791   17,020   18,191   19,815   23,028
----------------------------------------------------------------------------------------------------------------------
 NET INCOME                                                         2,594    4,449    4,227    4,067    3,725    6,002
----------------------------------------------------------------------------------------------------------------------
 NET INCOME PER SHARE, BASIC                                          .86     1.38     1.25     1.20     1.10     1.80
 NET INCOME PER SHARE, DILUTED                                        .86     1.38     1.25     1.20     1.10     1.80
----------------------------------------------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY                                               9,424   19,276   23,504   27,571   31,117   35,592
----------------------------------------------------------------------------------------------------------------------
 LONG TERM OBLIGATIONS                                              6,000    5,617    5,073    4,512    4,143    3,664
----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                      18,906   28,897   32,213   35,479   39,218   43,882
----------------------------------------------------------------------------------------------------------------------



                             [GRAPHS APPEAR HERE]




                               TABLE OF CONTENTS

                    APPLICATIONS.................................................................. 2
                    SELECTED FINANCIAL DATA....................................................... 3
                    LETTER TO SHAREHOLDERS........................................................ 4
                    NEW PRODUCTS AND TECHNOLOGY................................................... 6
                    MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................... 8
                    CONSOLIDATED FINANCIAL STATEMENTS.............................................10
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS....................................13
                    REPORT OFINDEPENDENT ACCOUNTANTS..............................................21
                    THE MISSION...................................................................23

[PHOTO APPEARS HERE]

Kent D. McElhattan -- President and CEO

Dear Fellow Shareholder,

  Record earnings and sales were achieved during fiscal 1997, a 53 week year. Aggressive action was taken toward reaching our two most important strategic growth objectives: 1) expand the products available from Industrial Scientific, and, 2) expand worldwide sales and service presence.

  For fiscal year 1997, net income increased 61% and totaled $6,002,000 ($1.80 per share) compared to $3,725,000 ($1.10 per share) for 1996. Net income for 1997 included a $377,000 non-recurring gain from the sale of Monitor Group. Excluding this gain, net income from ongoing operations increased 51% over the previous year.

  Net sales for fiscal 1997 increased 12% to a record $40,865,000. We estimate that Industrial Scientific's growth rate for 1997 was more than double the growth in market demand (approximately 4 to 5%). We attribute this to the premier market position and reputation Industrial Scientific products have earned through relentless quality improvements, and to the development of new, innovative products and services.

NEW PRODUCTS

  Industrial Scientific launched more new products during 1997 than any previous year. We believe the development of innovative products that deliver higher performance and value to customers is the most critical element shaping the future of Industrial Scientific. The degree to which we succeed financially in the years ahead will be more influenced by new products than any other factor. We are sharpening new product specification skills in order to identify and quantify the highest potential development opportunities.

  Leadership of new product development was strengthened through the election of Annie Wang, Ph.D. to the new position of Vice President, Engineering and R&D early in 1997. Staffing levels were increased and upgraded in all technical departments. Rigorous adherence to scientific principles and a stimulating, creative environment help Industrial Scientific to continue attracting the best and brightest scientists and engineers.

  We are committed to heighten the pace of product development. During 1997, significant changes were made in our development methodology to improve timing, testing and field performance. The ATX612 was the first product to benefit from these changes and it has proven to be the most successful new product ever launched by Industrial Scientific.

  The following two pages of this Report provides summary highlights on the major new products launched during 1997.

INTERNATIONAL EXPANSION

  We continued aggressive expansion into other parts of the world where we can make a contribution to the safety of industrial workers and protect capital assets. Although costs required to generate sales overseas are significantly higher in the early years, we are determined to become a worldwide corporation. Participation in all international markets will give Industrial Scientific strength and provide important paths for future growth.

 In April 1997, we founded HEG Industrial Scientific

Company, a joint venture in the People's Republic of China with the following
Mission: To develop, manufacture and sell solutions that preserve life and property to our customers in China. HEG Industrial Scientific was unveiled at the World Petroleum Expo in September 1997 in Beijing. All Chinese business license, tax, and product certifications have now been granted and operations are beginning in earnest. Industrial Scientific owns 50% of this company.

  Industrial Scientific Arabia Ltd. (ISAL) completed its first profitable year of operations. This company now employs 18 people and has recently moved into larger facilities to house its growing need for warehousing and service space. Industrial Scientific owns 49% of ISAL.

  Several new sales representatives were added in Australia and space was procured in the Sydney area. Recent promulgation of confined space legislation in Australia helped to make this our fastest growing international sales region.

  South America was targeted during 1997 as an under-served market needing Industrial Scientific's products and services. Maria Velez de Berliner, a native of Columbia, was recruited from the World Trade Center to lead sales activities in South America. Emphasis thus far has been on contracting with the most technically qualified distributors. Industrial Scientific distributors now cover all of the Mercosur and Andean Pact countries.

MEASURE, MONITOR AND CONTROL

  Through development of new products and increasing sales/service presence throughout the world, Industrial Scientific has consistently grown faster than overall demand for gas monitoring instruments. We intend to increase the pace of growth as we develop innovative products that measure, monitor and control. Fixed monitoring systems are now wholly integrated into the Company, providing an excellent platform to expand product range and do more for customers. Untapped market opportunities exist in gas monitoring and we are working hard to develop products that address these needs.

  James D. Morton is retiring from the Board of Directors after 13 years of faithful service. His stimulating contributions and constant encouragement will be missed.

  We welcome Thomas M. Thompson, who was elected as Director on March 11, 1998. Mr. Thompson chairs the Corporate Finance Section of Buchanan Ingersoll Professional Corporation.

SUMMARY
  Industrial Scientific is uniquely poised to succeed strongly in both the short and long term future. We see an ever growing awakening around the world to the lethal effects of uncontrolled gas exposure. Industrial Scientific is developing reliable, innovative products today that reduce the risks posed by continued industrialization and human progress.

  Our culture is characterized by curiosity, openness, creativity and an intense desire to fulfill our mission of "...preservation of life and property." The collective expectation of all Industrial Scientific employees is that we can do more and grow faster in the future. We are determined to deliver on this potential.


Sincerely yours,

/s/  Kent D. McElhattan

Kent D. McElhattan
President and CEO

Industrial Scientific               NEW
                              PRODUCTS,



                                    ATX612
  INTRODUCED IN NOVEMBER 1997, THE ATX612 COMBINES THE FLEXIBILITY OF A MULTI-GAS INSTRUMENT WITH THE CONVENIENCE OF AN INTERNAL SAMPLING PUMP. THE ATX612 CAN SIMULTANEOUSLY DETECT UP TO FOUR DIFFERENT GASES, AND THE UNIT'S INTERNAL SAMPLING PUMP WILL DRAW SAMPLES FROM AS FAR AWAY AS 100 FEET. THE ATX612 IS IDEAL FOR CONFINED SPACE APPLICATIONS OR PORTABLE AREA MONITORING.

                                    ATX620
  INTRODUCED IN JANUARY 1998 SPECIFICALLY FOR ELECTRIC AND GAS UTILITIES, THE ATX620 FEATURES INDUSTRIAL SCIENTIFIC'S PATENTED INFRARED SENSOR TECHNOLOGY. USING THIS SENSOR, THE ATX620 ACTUALLY PERFORMS THE FUNCTIONS OF TWO SEPARATE
INSTRUMENTS: METHANE CAN BE DETECTED IN CONCENTRATIONS AS LOW AS 50 PARTS PER MILLION (PPM), OR IN CONCENTRATIONS AS HIGH AS 100% OF VOLUME. THE RESULT IS A COST-EFFECTIVE SOLUTION FOR BOTH APPLICATIONS.

                                    CDU440
  THE INFRARED-BASED CDU440 MONITOR PROVIDES CONTINUOUS DETECTION OF CARBON DIOXIDE FROM LEVELS AS LOW AS 100 PPM TO AS HIGH AS 60,000 PPM. THE INSTRUMENT IS IDEAL FOR USE IN BREWERIES, BOTTLING PLANTS, FOOD PROCESSING PLANTS AND THE MINING INDUSTRY. THE CDU440 WAS INTRODUCED IN AUGUST 1997.





                             [PHOTOS APPEAR HERE]

NEW
TECHNOLOGY.


  The single most important factor that will determine our future revenue growth is how well we conceive, develop and deliver new products. In fiscal year 1997, over 80 percent of instrument sales were generated by products introduced within the past four years.


                                      T80
  The T80 Single Gas monitor was developed as a premium personal gas instrument that could be sold at a moderate price, without sacrificing convenience and ease of use. The T80 delivers continuous monitoring of any one of six gases, allowing it to be used in a wide variety of industrial settings. The instrument will operate continuously for 4,400 hours on just a single 9-volt lithium battery. The T80 was released in May 1997.


                                8000 Controller
  Released in February 1997, the 8000 Controller can monitor up to 16 separate transmitters simultaneously. And with more than 30 different sensors to choose from, the 8000 Controller can easily be configured for almost any type of process or industrial application. Designed to be easy to use, the 8000 Controller is completely programmable by simple keypad operation.


                              Fiber Optic Sensor
  Developed by Industrial Scientific, this sensor represents ground-breaking technology in the use of fiber optics for gas detection. Fiber optic sensors are small, easy to use and less expensive to manufacture than electrochemical sensors. The Ammonia Fiber Optic Sensor, which will begin beta site testing in the first quarter 1998, is extraordinarily stable and can operate in areas where there is continuous background concentrations of ammonia. Fiber optic technology will be used to develop additional sensors for future Industrial Scientific products.


                             [PHOTOS APPEAR HERE]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Net Sales

  Net sales for fiscal year 1997, ended January 31, 1998, were $40.9 million and were $4.2 million or 11.5% higher than net sales of $36.6 million for fiscal year 1996 ended January 25, 1997. Increased sales in North America resulted from new products such as the ATX portable multi-gas and the T80 portable single-gas instrument, fixed systems and new rental and repair services.

Gross Profit

  Gross profit increased $3.2 million or 16.2% to $23.0 million for fiscal 1997 compared to $19.8 million for 1996. Gross profit as a percent of net sales increased to 56.4% in 1997 compared to 54.1% in 1996. Increased manufacturing efficiency resulting from investments in labor saving capital equipment and an increase in sales of replacement parts which typically generate a higher gross profit percentage account for the improved gross profit percentage.

Operating Expenses

  Selling expense increased $1.5 million or 19.8% to $9.1 million in 1997 compared to $7.6 million in 1996. Start-up marketing costs relating to fixed system products, which the Company acquired in October 1996, combined with continuing efforts to establish a sales and service network outside North America, are the primary causes of this increase.

  Research, development and engineering expense totaled $3.1 million in 1997 compared to $4.0 million in 1996. The reduction in research, development and engineering expense is the result of the sale of Monitor Group in the second quarter 1997. In 1997, Monitor Group expenses were $28,000 compared to $1.4 million in 1996. Excluding Monitor Group, research, development and engineering expense increased $447,000 or 17.1% to $3.0 million in fiscal 1997 compared to $2.6 million in 1996. Increased new product development efforts relating to fixed and portable gas monitoring instruments were the principal causes of this increase.

  Administrative expense increased 7.8% or $244,000 to $3.4 million in 1997 compared to $ 3.1 million in 1996, principally due to increased performance based compensation related to 1997 results and increased profit sharing expense.

Other Income and Expense

  Interest income totaled $1.0 million in 1997, an increase of $260,000 or 33.5% over $777,000 in 1996. Increased invested cash due to profitable operations, and higher interest rates relating to lengthening investment maturities, primarily account for this increase.

  Interest expense decreased to $163,000 in 1997 compared to $190,000 in 1996, due to reduced outstanding debt caused by principal repayments made during the period.

  The Company earned $25,000 income from the net results of joint ventures, as profitable operations in Saudi Arabia were partially offset by a loss relating to start-up expenses incurred by HEG Industrial Scientific based in Harbin, China.

  In the second quarter 1997, the Company completed the previously announced sale of Monitor Group, a developer of portable mass spectrometers which the Company had acquired in 1995, resulting in a non-operating gain of $580,000.

Provision for Income Taxes

  The Company's effective tax rate for 1997 was 33.2% compared to 33.5% for 1996. Increased utilization of the research and experimentation tax credit, foreign sales tax credit and increased tax free interest income account for this decline. The principal difference between the effective tax rate and the federal statutory rate of 34% was the effect of state income taxes offset by the tax credits and tax free interest income detailed above.

RESULTS OF OPERATIONS
FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

Net Sales

  Net sales for fiscal year 1996, ended January 25, 1997, were $36.6 million and were $2.5 million or 7.4% higher than net sales of $34.1 million for fiscal year 1995, ended January 27, 1996. Increased international sales resulting from increased marketing efforts, particularly in the Middle East, was the primary reason for this increase. Increased sales of replacement parts and repair services resulting from increased promotion of these offerings also contributed to the overall increase.

Gross Profit

  Gross profit increased $1.6 million or 8.9% to $19.8 million for fiscal 1996 compared to $18.2 million for 1995. Gross profit as a percent of net sales increased to 54.1% in 1996 compared to 53.3% in 1995. Increased manufacturing efficiency resulting from investments in labor saving capital equipment was the principal cause of this increase.

Operating Expenses

  Selling expenses increased $934,000 or 14.1% to $7.6 million in 1996 compared to $6.6 million in 1995, due to higher costs incurred in introducing the Company's products outside North America and establishing an international distribution and service network.

  Research, development and engineering expense totaled $4.0 million in 1996 compared to $3.0 million in 1995, an increase of $1.0 million or 31.6%. Increased expenses incurred in the ongoing commercial development of the MG2100 portable mass spectrometer was the principal cause of this increase, while new product development for gas monitoring instruments also contributed. In March 1997, the Company announced that it had signed a letter of intent to sell Monitor Group, the division responsible for the commercial development of the MG2100.

Administrative expense increased $190,000 or 6.4% to $3.1 million in 1996 compared to $2.9 million in 1995. Increased profit sharing expense relating to increased participation by employees was the principal cause. Other expense items increased modestly.

Other Income and Expense

  The Company incurred a loss on its investment in Industrial Scientific Arabia Ltd., resulting from start up expenses, and slower than anticipated growth in service revenue. This investment occurred during 1996.

  Interest income decreased to $777,000 in 1996 compared to $837,000 in 1995. A greater portion of investments were in tax free instruments which yield a higher after tax return but a generally lower coupon rate.

  Interest expense decreased due to reduced principal balances resulting from principal payments during the interim period.

Provision for Income Taxes

  The Company's effective tax rate for 1996 was 33.5% compared to 33.8% for 1995. Increased utilization of the research and experimentation credit, and increased tax free interest income accounted for this decline. The principal difference between the effective tax rate and the federal statutory rate of 34% was the effect of state income taxes, offset by the research and experimentation credit, non-taxable interest income, and foreign sales tax credits.


LIQUIDITY AND CAPITAL RESOURCES

                                 January 31, 1998        January 25, 1997
-------------------------------------------------------------------------
 Current Assets                       $27,757,000             $28,064,000
 Current Liabilities                    4,459,000               3,866,000
                                      -----------             -----------
 Working Capital                      $23,298,000             $24,198,000
                                      ===========             ===========
-------------------------------------------------------------------------

  The Company's working capital position was $23.3 million at January 31, 1998, compared to $24.2 million at January 25, 1997, a decrease of $900,000. Increases in accounts receivable, inventory and other current assets were offset by a decrease in cash and short-term investments caused by the Company investing in longer term debt securities to increase interest income. Cash flow from operations totaled $5.7 million in 1997 compared to $6.3 million in 1996.

  Capital expenditures totaled $1.5 million in 1997, consisting principally of automated production equipment, computer hardware and software and a telecommunications system. During 1997, the Company invested an additional $350,000 to establish HEG Industrial Scientific in Harbin, China. This 50% owned joint venture will design, manufacture and sell gas monitoring products for the Chinese market.

  In the second quarter 1997, the Company completed the previously announced sale of Monitor Group, a developer of portable mass spectrometers which the Company had acquired in 1995. The proceeds from this sale totaled $2.5 million and included a nonoperating gain of $580,000 ($377,000 net of tax).

  During 1997, the Company continued the previously announced repurchase of Industrial Scientific stock and acquired 60,600 shares at a cost of $1.1 million. In addition, the Company paid three quarterly dividends during 1997 totaling $405,000. Dividends were paid at a per share rate of $0.04.

  The Company's cash flow and current capital structure provide adequate flexibility for the growth of its operations, funding of capital spending programs and future dividend payments, if any.

YEAR 2000

  The Company has initiated a review to ensure that its' information systems can properly handle data which include year 2000 dates. All of the Company's major software systems have been certified by their manufacturer to be year 2000 compliant. The Company believes that no significant modifications or replacement of these systems will be necessary. Management does not expect the cost of this review or any resulting replacement or modification of information systems will have a material adverse effect on the financial position, results of operations or liquidity of the Company.

ACCOUNTING RULE CHANGES

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This Statement, which is effective for financial statements issued for fiscal years beginning after December 15, 1997, requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. This Statement, which is effective for financial statements for periods beginning after December 15, 1997, also established standards for related disclosures about products and services, geographic areas and major customers.

  Additionally in March 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for displaying a standardized set of disclosures for public companies.

 Management does not believe that these Statements will effect the financial statements.

INDUSTRIAL SCIENTIFIC CORPORATION

CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

Fiscal Year Ended                                January 31, 1998             January 25, 1997                 January 27, 1996
                                                         53 weeks                     52 weeks                         52 weeks
-------------------------------------------------------------------------------------------------------------------------------
  Net sales (Note 11)                                 $40,865,301                  $36,647,770                      $34,133,275
  Cost of goods sold                                   17,836,845                   16,832,999                       15,941,791
                                                      -----------                  -----------                      -----------
            Gross profit                               23,028,456                   19,814,771                       18,191,484
                                                      -----------                  -----------                      -----------
  Operating expenses:
      Selling                                           9,076,925                    7,578,677                        6,644,381
      Research, development and engineering             3,059,274                    4,006,508                        3,043,702
      Administrative                                    3,386,092                    3,142,418                        2,952,134
                                                      -----------                  -----------                      -----------
                                                       15,522,291                   14,727,603                       12,640,217
                                                      -----------                  -----------                      -----------
            Operating profit                            7,506,165                    5,087,168                        5,551,267
  Interest income                                       1,037,722                      777,256                          836,832
  Interest expense                                       (163,062)                    (190,312)                        (247,428)
  Other income (expense)                                   25,000                      (69,150)                             908
  Non-operating gain (Note 3)                             579,659                         --                              --
                                                      -----------                  -----------                      -----------
            Income before income taxes                  8,985,484                    5,604,962                        6,141,579
                                                      -----------                  -----------                      -----------
  Provision for income taxes (Note 9)                   2,983,000                    1,880,000                        2,075,000
                                                      -----------                  -----------                      -----------
            Net income                                $ 6,002,484                  $ 3,724,962                      $ 4,066,579
                                                      ===========                  ===========                      ===========
  Net income per basic common share:
            Basic earnings per share                  $      1.80                  $      1.10                      $      1.20
            Weighted average shares--basic              3,333,666                    3,373,632                        3,375,087
  Net income per diluted common share:
            Diluted earnings per share                $      1.80                  $      1.10                      $      1.20
            Weighted average shares--diluted            3,340,248                    3,375,319                        3,383,645

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                  Common Stock
                                  ------------------------------------------------
                                         Issued                   In Treasury         Additional                       Total
                                 -------------------------------------------------     Paid-in      Retained       Shareholders'
                                 Shares          Amount      Shares      Amount        Capital      Earnings           Equity
----------------------------------------------------------------------------------------------------------------------------------
  Balance at
   January 28, 1995               3,375,087         $33,751        -   $         -    $5,471,270   $ 17,999,370       $ 23,504,391
  Net income-1995                         -               -        -             -             -      4,066,579          4,066,579
                                 ----------         -------   ------   -----------    ----------   ------------       ------------
  Balance at
   January 27, 1996               3,375,087          33,751        -             -     5,471,270     22,065,949         27,570,970
  Purchase of treasury
   stock-1996
   (Note 13)                              -               -   11,800      (178,663)            -              -           (178,663)
  Net income-1996                         -               -        -             -             -      3,724,963          3,724,963
                                 ----------         -------   ------   -----------    ----------   ------------       ------------
  Balance at
   January 25, 1997               3,375,087          33,751   11,800      (178,663)    5,471,270     25,790,912         31,117,270
  Exercise of stock
   options-1997
   (Note 14)                          1,220              12        -             -        21,108              -             21,120
  Purchase of treasury
   stock-1997
   (Note 13)                              -               -   60,600    (1,144,099)            -              -         (1,144,099)
  Dividends paid                                                                               -       (405,067)          (405,067)
  Net income-1997                         -               -        -             -             -      6,002,484          6,002,484
                                 ----------         -------   ------   -----------    ----------   ------------       ------------
  Balance at
   January 31, 1998               3,376,307         $33,763   72,400   $(1,322,762)   $5,492,378   $ 31,388,329       $ 35,591,708
                                 ==========         =======   ======   ===========    ==========   ============       ============

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL SCIENTIFIC CORPORATION

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                               January 31, 1998   January 25, 1997
----------------------------------------------------------------------------------------------------------------------------------
  ASSETS                     Current assets:
                              Cash and cash equivalents                                             $ 3,243,595       $  6,879,111
                              Short-term investments (Note 4)                                        13,368,499         12,379,680
                                                                                                    -----------       ------------
                                                                                                     16,612,094         19,258,791
                             Accounts receivable, less allowance of $53,000 in 1997
                                 and $55,000 in 1996                                                  5,948,722          4,791,000
                             Inventories (Note 5)                                                     3,887,287          3,159,519
                             Prepaid expenses and other assets                                          613,588            334,795
                             Prepaid income taxes                                                       214,618
                             Deferred income taxes (Note 9)                                             480,801            519,903
                                                                                                    -----------       ------------
                                      Total current assets                                           27,757,110         28,064,008

                             Long-term investments (Note 4)                                           7,309,181          1,070,849
                             Property, plant and equipment, at cost:
                                Building and improvements                                             7,421,444          7,421,444
                                Machinery and equipment                                               5,144,360          4,251,821
                                Computers, furniture and fixtures                                     2,359,164          1,922,898
                                                                                                    -----------       ------------
                                                                                                     14,924,968         13,596,163
                             Less accumulated depreciation and amortization                           7,590,863          6,217,653
                                                                                                     -----------       ------------
                                                                                                      7,334,105          7,378,510
                                Land                                                                    390,000            390,000
                                                                                                    -----------       ------------
                                                                                                      7,724,105          7,768,510
                             Other assets (Note 6 )                                                   1,091,358          2,314,773
                                                                                                    -----------       ------------
                                      Total assets                                                  $43,881,754       $ 39,218,140
                                                                                                    ===========       ============

----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND              Current liabilities:
SHAREHOLDERS'                   Accounts payable                                                    $ 1,444,816        $   908,931
EQUITY                          Accrued expenses:
                                   Accrued payroll and related items                                    852,421            702,008
                                   Compensated absences                                                 360,000            294,789
                                   Warranty expenses                                                    661,685            583,350
                                   Other accrued expenses                                               764,995            950,583
                                Income taxes payable                                                      --                57,003
                             Current portion of term debt (Note 7)                                      374,869            369,739
                                                                                                    -----------        -----------
                                      Total current liabilities                                       4,458,786          3,866,403
                             Term debt (Note 7)                                                       3,663,805          4,142,593

                             Deferred income taxes (Note 9)                                             167,455             91,874
                                                                                                    -----------        -----------
                                      Total liabilities                                               8,290,046          8,100,870

                             Commitments and contingencies (Notes 7 and 8)

                             Shareholders' equity:
                                Preferred stock, without par value;
                                   authorized 1,000,000 shares; none issued                              --                 --
                                Common stock, $.01 par value; authorized
                                   15,000,000 shares; issued and outstanding
                                   3,376,307 shares at January 31, 1998 and
                                   3,375,087 shares at January 25, 1997                                  33,763             33,751
                                Additional paid-in capital                                            5,492,378          5,471,270
                                Retained earnings                                                    31,388,329         25,790,912
                                Treasury stock (72,400 in 1997 and
                                   11,800 in 1996, at cost) (Note 13)                                (1,322,762)          (178,663)
                                                                                                    -----------        -----------
                                      Total shareholders' equity                                     35,591,708         31,117,270
                                                                                                    -----------        -----------
                                      Total liabilities and shareholders' equity                    $43,881,754        $39,218,140
                                                                                                    ===========        ===========

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL SCIENTIFIC CORPORATION
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

  Fiscal Year Ended                                                             January 31, 1998  January 25, 1997  January 27, 1996

------------------------------------------------------------------------------------------------------------------------------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                       $ 6,002,484    $ 3,724,962        $ 4,066,579
    Adjustments to reconcile net income to net cash provided
         by operating activities:
      Depreciation and amortization                                                    1,916,181      2,000,441          1,523,096
      Deferred income taxes                                                              114,683       (384,958)           (42,771)
      (Gain) loss on equity investment                                                   (25,000)        69,150                  -
      Gain on sale of Monitor Group                                                     (579,659)             -                  -
      Changes in operating assets and liabilities:
         Decrease in accounts receivable                                              (1,157,722)      (396,201)        (1,179,569)
         (Increase) decrease in prepaid expenses and other assets                       (493,411)       (23,394)            76,681
         (Increase) decrease in inventories                                             (727,768)       344,295           (817,213)
         Increase (decrease) in accounts payables and accrued expenses                   720,465      1,169,945           (379,320)
         (Decrease) increase in income taxes payable                                     (57,003)      (246,889)           288,232
                                                                                     -----------    -----------        -----------
           Net cash provided by operating activities                                   5,713,250      6,257,351          3,535,715
                                                                                     -----------    -----------        -----------
  CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                             (1,464,968)      (653,214)        (1,097,664)
     Acquisition of business                                                               --          (310,000)        (2,500,000)
     Increase in equity investment                                                      (385,083)      (235,150)             --
     Proceeds from maturities of investments                                          12,379,680      7,801,000         15,295,000
     Purchase of investments                                                         (20,013,182)   (12,674,434)       (15,229,061)
     Purchase of officer's life insurance                                               (281,583)         --                --
     Proceeds from sale of Monitor Group                                               2,500,000          --                --
     Sale of inventory related to Monitor Group                                          (81,926)         --                --
                                                                                     -----------    -----------        -----------
           Net cash used in investing activities                                      (7,347,062)    (6,071,798)        (3,531,725)
                                                                                     -----------    -----------        -----------

  CASH FLOWS FROM FINANCING ACTIVITIES:
     Purchase of treasury stock                                                       (1,144,099)      (178,663)                 -
     Proceeds from exercise of stock options                                              21,120              -                  -
     Principal payments on debt                                                         (473,658)      (613,071)          (636,894)
     Dividends paid                                                                     (405,067)             -                  -
                                                                                     -----------    -----------        -----------
           Net cash used in financing activities                                      (2,001,704)      (791,734)          (636,894)
                                                                                     -----------    -----------        -----------

  Net decrease in cash and cash equivalents                                           (3,635,516)      (606,181)          (632,904)

  Cash and cash equivalents at beginning of year                                       6,879,111      7,485,292          8,118,196
                                                                                     -----------    -----------        -----------

  Cash and cash equivalents at end of year
   (including $150,000 of cash held by
   trustee at January 27, 1996)                                                     $  3,243,595   $  6,879,111       $  7,485,292
                                                                                    ============   ============       ============

  SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
    Cash paid during the year for:
     Interest                                                                        $   153,939   $    191,493       $    247,428
     Taxes                                                                             2,981,621      2,511,889          1,829,768

  SUPPLEMENTAL NON-CASH INVESTING ACTIVITY:
   Non-cash adjustment to
    accrued liabilities
    due to sale of Monitor Group                                                     $    76,209              -                  -

The accompanying notes are an integral part of these consolidated financial statements.

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

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Industrial Scientific Devices, Inc., a Foreign Sales Corporation (FSC), Industrial Scientific Pty, Inc., and Industrial Scientific of Delaware, Inc., an investment holding corporation. All material intercompany accounts and transactions have been eliminated. The Company accounts for its investment in Industrial Scientific Arabia, Ltd. (ISAL) and HEG Industrial Scientific Limited (HEG-ISL) using the equity method of accounting.

Fiscal Year:

The Company's fiscal year ends on the last Saturday of January. Fiscal year 1997 had 53 weeks and ended January 31, 1998. Fiscal year 1996 had 52 weeks and ended on January 25, 1997. Fiscal year 1995 had 52 weeks and ended on January 27, 1996.

Use of Estimates in the Preparation of Financial Statements:

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

Other Assets:

Other assets include patents, drawings, trade names and the excess of purchase price over net tangible assets of businesses acquired. The Company's policy is to amortize these intangibles on a straight-line basis for periods ranging from 3 to 17 years. The carrying value of intangibles is evaluated periodically in relation to operating performance and future undiscounted cash flows of the underlying business. Adjustments are made if the sum of expected future net cash flows is less than book value. Other assets also include the cash surrender value of life insurance policies.

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

Earnings Per Share:

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" issued in February 1997. This Statement requires the disclosure of basic and diluted earnings per share and revises the method required to calculate these amounts under previous standards. The adoption of this standard did not materially impact previously reported earnings per share amounts. Net income per basic common share is computed using the weighted average number of common shares during each period. Net income per diluted common share is computed using the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive. Common equivalent shares consist of the common shares issuable upon the exercise of stock options (using the treasury stock method).

Revenue Recognition:

The Company recognizes revenue from product sales upon shipment to the customer. Revenues from repairs and servicing of instruments are recognized when performed and returned to the customer. The Company records revenue from maintenance contracts as earned over the term of the contract.

Research and Development Costs:

Research and development costs are expensed as incurred and approximated $2,738,000 in fiscal 1997, $3,062,000 in fiscal 1996, and $2,376,000 in fiscal
1995.

Advertising Costs:

The Company expenses the production costs of advertising as incurred. Advertising expense approximated $788,000 in fiscal year 1997, $685,000 in fiscal year 1996, and $800,000 in fiscal year 1995.


--------------------------------------------------------------------------------

3.   JOINT VENTURE ACQUISITIONS AND DISPOSITION

In October 1996, the Company acquired McNeill International's Systems Division. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to the respective assets acquired based on their estimated fair market values as of the date of the acquisition. The acquisition resulted in intangible assets of $310,000 consisting of principally drawings and software. These assets are being amortized on a straight-line basis over their estimated useful lives of five years. Operating results of this acquisition have been included in the Consolidated Statement of Income from the date of acquisition forward. Pro forma results of the Company, assuming the acquisition had been made at the beginning of the year would not be materially different from the results reported.

In February 1996, the Company invested $267,000 for a 49% interest in Industrial Scientific Arabia, Ltd. This investment is also accounted for using the equity method of accounting.

The Company completed the sale of its Monitor Group business unit to L.B. Foster Company on May 7, 1997, for $2.5 million resulting in a gain of approximately $580,000.

In 1997, the Company invested $350,000 for a 50% interest in HEG Industrial Scientific Limited. This investment is accounted for using the equity method of accounting.

--------------------------------------------------------------------------------

4.   INVESTMENT SECURITIES:

Investments in debt securities were as follows:

                                                      January 31, 1998
                                     --------------------------------------------------
                                                  Gross Unrealized Holding
                                                  ------------------------
                                     Amortized Cost    Gains      Losses    Fair Value
                                     --------------    -----      ------    ----------
Less than one year:
 State and political subdivisions       $11,540,727   $118,904   $(41,067)  $11,618,564
 Corporate                                1,827,772     47,884          -     1,875,656
                                        -----------   --------   --------   -----------
                                        $13,368,499   $166,788   $(41,067)  $13,494,220
                                        ===========   ========   ========   ===========
One to four years:
 State and political subdivisions       $ 7,309,181   $480,621          -   $ 7,789,802
                                        ===========   ========   ========   ===========

                                                      January 25, 1997
                                     --------------------------------------------------
                                                  Gross Unrealized Holding
                                                  ------------------------
                                     Amortized Cost    Gains      Losses    Fair Value
                                     --------------    -----      ------    ----------
Less than one year:
 State and political subdivisions       $10,375,554   $151,634   $ (3,750)  $10,523,438
 Corporate                                2,004,126        944          -     2,005,070
                                        -----------   --------   --------   -----------
                                        $12,379,680   $152,578   $ (3,750)  $12,528,508
                                        ===========   ========   ========   ===========
One to two years:
 State and political subdivisions       $ 1,070,849   $ 71,993          -   $ 1,142,842
                                        ===========   ========   ========   ===========

The Company's investments are in investment grade debt securities that it has both the intent and ability to hold to maturity and are carried at amortized cost. Realized and unrealized gains and losses are determined using the specific identification method.

5.   INVENTORIES:

Inventories consisted of:                                                January 31, 1998  January 25, 1997
-----------------------------------------------------------------------------------------------------------
At standard costs, which approximate first-in, first-out cost:
    Raw materials                                                           $3,314,010         $2,691,313
    Work in process                                                            423,124            382,616
    Finished goods                                                             300,413            244,608
                                                                            ----------         ----------
                                                                             4,037,547          3,318,537
    Less LIFO reserve                                                          150,260            159,018
                                                                            ----------         ----------
    Inventories at LIFO value                                               $3,887,287         $3,159,519
                                                                            ==========         ==========

--------------------------------------------------------------------------------

6.   OTHER ASSETS:

Other assets consisted of the following:                                January 31, 1998   January 25, 1997
-----------------------------------------------------------------------------------------------------------
    Patents and trade names                                                 $  310,000         $1,050,000
    Goodwill                                                                         -          1,000,000
    Other                                                                      857,665            826,000
                                                                            ----------         ----------
                                                                             1,167,665          2,876,000
    Less accumulated amortization                                               76,307            561,227
                                                                            ----------         ----------
                                                                            $1,091,358         $2,314,773
                                                                            ==========         ==========

--------------------------------------------------------------------------------

7.   TERM DEBT:

Term debt consisted of the following                                    January 31, 1998   January 25, 1997
-----------------------------------------------------------------------------------------------------------
    1991 Pennsylvania Economic Development Financing Authority
      (PEDFA) bonds, variable interest rate (interest rate at
      January 31, 1998 is 3.70%), principal payable in semi-annual
      installments of $100,000 through February 2011. (A)                   $2,600,000         $2,900,000

    Pennsylvania Industrial Development Authority (PIDA) mortgage note, payable in monthly installments of $11,951, including
      interest at 3%, through April 2006.                                    1,065,571          1,175,230

    PIDA mortgage note, payable in monthly installments of $3,806,
      including interest at 3%, through April 2002.                            178,656            221,417

    PIDA mortgage note, payable in monthly installments of $2,109,
      including interest at 3% through July 2006.                              188,041            208,210

    Other                                                                        6,406              7,475
                                                                            ----------         ----------
                                                                             4,038,674          4,512,332
    Less current portion                                                      (374,869)          (369,739)
                                                                            ----------         ----------
                                                                            $3,663,805         $4,142,593
                                                                            ==========         ==========

(A) Under the PEDFA debt agreements, tax-exempt bonds are issued which can be tendered at face value at any time at the option of the holder. The bonds can be remarketed at the time of such tender. The Company is required to maintain a letter of credit covering the principal and accrued interest on bonds outstanding. The letter of credit fee is approximately 1/2%. The letter of credit expires February 2001, and is subject to renewal at that time.

      If future legislation were to cause the debt to be taxable to the holder or if the letter of credit were not renewed, the Company would be required to redeem the bonds.

The aggregate principal amount of the term debt maturing in each of the next five fiscal years 1998 through 2002, inclusive, is $375,000, $380,000, $385,000,
$391,000 and $362,000, respectively.

The Company's manufacturing and office facilities collateralize the various debt agreements. The Company is required to meet certain financial covenants in connection with the above obligations, including those related to current ratio, ratio of total liabilities to tangible net worth, minimum tangible net worth and net income. At January 31, 1998, the Company was in compliance with all such covenants.

8.   OPERATING LEASES:

The Company leases certain vehicles under operating leases. The minimum rentals under these agreements for succeeding fiscal years are:

 1998               $150,822
 1999                 79,295
 2000                  1,320
                    --------
  Total             $231,437
                    ========

The rental expense for these leases and other leases with terms of less than one year was approximately $283,000, $305,000 and $230,000 fiscal years 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

9.   INCOME TAXES:

The provision for income taxes consisted of:                        Fiscal Year
                                                      ---------------------------------------
                                                         1997          1996           1995
                                                      ---------------------------------------
Current:
 Federal                                              $2,475,000    $1,878,000    $1,768,000
 State                                                   394,000       387,000       350,000
                                                      ----------    ----------    ----------
                                                       2,869,000     2,265,000     2,118,000
Deferred:
 Federal                                                  96,000      (327,000)      (31,000)
 State                                                    18,000       (58,000)      (12,000)
                                                      ----------    ----------    ----------
                                                         114,000      (385,000)      (43,000)
                                                      ----------    ----------    ----------

   Total                                              $2,983,000    $1,880,000    $2,075,000
                                                      ==========    ==========    ==========

A reconciliation of income taxes at the federal statutory rate to the Company's income tax expense follows:


                                                                                    Fiscal Year
                                                          ------------------------------------------------------------
                                                                 1997                 1996                 1995
                                                          ------------------------------------------------------------
                                                          Amount        Rate   Amount        Rate   Amount        Rate
                                                          ------------------   ------------------   ------------------
Income taxes at federal
 statutory rate                                           $3,055,000   34.0%   $1,906,000   34.0%   $2,088,000   34.0%
State income taxes,
 net of federal income
 tax benefit                                                 272,000    3.0       215,000    3.8       227,000    3.7
FSC benefit                                                  (66,400)   (.7)      (32,500)   (.6)      (21,000)   (.4)
Research and
 experimentation
 tax credit                                                 (142,800)  (1.6)     (100,600)  (1.8)     (145,000)  (2.4)

Non-taxable interest                                        (271,000)  (3.0)     (152,000)  (2.7)     (106,000)  (1.7)
Other                                                        136,200    1.5        44,100     .8        32,000     .6
                                                          ----------   ----    ----------   ----    ----------   ----
                                                          $2,983,000   33.2%   $1,880,000   33.5%   $2,075,000   33.8%
                                                          ==========   ====    ==========   ====    ==========   ====

The components of net deferred tax assets and liabilities consisted of:

                                                                                           January 31, 1998         January 25, 1997

                                                                                           -----------------------------------------

Deferred tax assets:
  Warranty reserve                                                                            $  251,176                $  221,440
  Vacation accrual                                                                               108,186                    88,589
  Capitalized inventory costs                                                                    101,403                    88,353
  Other                                                                                           20,036                   121,521
                                                                                              ----------                ----------
                                                                                                 480,801                   519,903
Deferred tax liabilities:
  Depreciation and amortization                                                                 (167,455)                  (91,874)
                                                                                              ----------                ----------

Net deferred tax assets                                                                       $  313,346                $  428,029
                                                                                              ==========                ==========

10.  PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan covering all employees. When profitable, the Company has committed to match employee salary deferrals at 50%, up to 6% of eligible employee compensation. In fiscal 1997, 1996, and 1995, the Company also made additional discretionary contributions, increasing the total Company match to $1.00 for every $1.00 of employee salary deferrals (up to the maximum allowable for tax purposes ). Profit-sharing plan expense was comprised of the following:

                                                               Fiscal Year
                                                 -----------------------------------
                                                   1997          1996         1995
                                                 -----------------------------------
Employer matching contribution                   $214,000      $213,000     $184,000
Discretionary contribution                        328,000       302,000      266,000
                                                 --------      --------     --------
               Total                             $542,000      $515,000     $450,000
                                                 ========      ========     ========

--------------------------------------------------------------------------------

11.  SIGNIFICANT CUSTOMERS, SUPPLIERS AND EXPORT SALES:

The Company sells its products through independent, strategically-located distributors and a direct employee sales force mainly throughout the United States, Canada, Australia, Saudi Arabia and China. Sales to one distributor represented approximately 26% and 21% of net sales and 26% and 17% of accounts receivable in fiscal 1997 and 1996, respectively. Sales to two distributors represented approximately 26% and 11% of net sales and 29% and 10% of accounts receivable in fiscal 1995.

Export sales were approximately $8,366,000, $7,236,000 and $4,450,000 for fiscal years 1997, 1996 and 1995, respectively. These sales were to customers principally in Canada, Saudi Arabia, China and Australia. Sales to Canada represented more than 10% of total sales.

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

--------------------------------------------------------------------------------

12.  RELATED PARTY TRANSACTIONS:

During fiscal 1997 and 1996, the Company had sales to their partner in ISAL in the amount of $391,000 and $2,230,000 of which $199,542 and $132,330 is included in accounts receivable at January 31, 1998 and January 25, 1997, respectively. At January 31, 1998, the Company had an advance to ISAL in the amount of $35,000.

During fiscal 1997, the Company had sales to their partner in HEG-ISL in the amount of $233,000 of which $46,436 is included in accounts receivable at January 31, 1998.

--------------------------------------------------------------------------------

13.  PURCHASE OF COMMON STOCK:

In November 1996, the Board of Directors approved a plan to purchase up to 337,500 shares of the Company's common stock. During 1997, the Company purchased 60,600 shares of common stock on the open market for an aggregate price of $1,144,099. As of January 31, 1998, the Company has repurchased a total of 72,400 shares for an aggregate price of $1,322,762.

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

The Company has elected to account for stock-based employee compensation arrangements under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," rather than SFAS No. 123, "Accounting for Stock-Based Compensation." If compensation cost had been determined based on the fair value at the grant dates according to SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                                                          1997               1996              1995
                                                                       ----------------------------------------------
Net income:
 As reported                                                           $6,002,484        $3,724,962        $4,066,579
 Pro forma                                                              5,992,137         3,716,035         4,057,953
Basic earnings per common share:
 As reported                                                           $     1.80        $     1.10        $     1.20
 Pro forma                                                                   1.80              1.10              1.20
Diluted earnings per common share:
 As reported                                                           $     1.80         $    1.10        $     1.20
 Pro forma                                                                   1.80              1.10              1.20

The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                           ------------------------------
                                                            1997       1996         1995
                                                           ------------------------------
Weighted average risk-free interest rate                    1.99%      2.05%        2.00%

Expected dividend yield                                     2.15%         -            -

Expected volatility                                         0.29%      0.29%        0.29%

Expected life (number of years)                              7.5        7.5          7.5
------------------------------------------------------------------------------------------

                                                             1997       1996         1995
                                                           ------------------------------
Outstanding, beginning of year:
  Number                                                    53,813     52,008       48,853
  Weighted average exercise price                          $ 16.75    $ 16.71      $ 16.51
Granted:
  Number                                                     3,150      2,825        3,930
  Weighted average exercise price                          $ 20.75    $ 17.56      $ 19.98
Exercised:
  Number                                                     1,220          -            -
Expired or forfeited:
  Number                                                     3,575      1,020          775
  Weighted average exercise price                          $ 18.62    $ 17.20      $ 18.23
                                                           -------    -------      -------
Outstanding end of year:
  Number                                                    52,168     53,813       52,008
  Weighted average exercise price                          $ 16.77    $ 16.75      $ 16.71
                                                           =======    =======      =======
Exercisable:
  Number                                                    47,589     40,431       31,067
  Weighted average exercise price                          $ 16.53    $ 16.57      $ 16.49
Shares reserved for future options                         116,582    114,937      116,742
-------------------------------------------------------------------------------------------

The following tables summarize certain stock option information:

Options outstanding:                      1997                           1996                               1995
                          ----------------------------------------------------------------------------------------------------------

                                     Weighted   Weighted              Weighted   Weighted            Weighted     Weighted
                                      Average   Average               Average    Average              Average     Average
Range of                             Remaining  Exercise             Remaining   Exercise            Remaining    Exercise
Exercise Price            Number       Life      Price      Number      Life      Price     Number     Life        Price
------------------------------------------------------------------------------------------------------------------------------------

$15.00 - $22.50           50,718       5.96      $ 16.52     51,948     6.76    $  16.45     50,043     7.61     $    16.38
$22.51 - $28.25            1,450       5.98        25.28      1,865     7.05       25.13      1,965     8.02          25.29
                          ------       ----      -------     ------     ----    --------     ------     ----     ----------
                          52,168       5.96      $ 16.77     53,813     6.77    $  16.75     52,008     7.62     $    16.71
                          ======       ====      =======     ======     ====    ========     ======     ====     ==========
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

Options exercisable:                     1997                 1996                 1995
                                 ---------------------------------------------------------------------
                                             Weighted             Weighted              Weighted
                                             Average              Average               Average
                                             Exercise             Exercise              Exercise
Range of Exercise Price            Number     Price     Number     Price     Number      Price
                                 ---------------------------------------------------------------------
$15.00 - $22.50                    46,298   $ 16.29     39,161   $  16.31    30,130   $    16.22
$22.51 - $28.25                     1,291     25.10      1,270      24.94       937        25.00
                                   ------   -------     ------   --------    ------   ----------
                                   47,589   $ 16.53     40,431   $  16.57    31,067   $    16.49
                                   ======   =======     ======   ========    ======   ==========

15.  EARNINGS PER SHARE

The details of basic and diluted earnings per common share are as follows:

                                                   1997          1996            1995
                                                ----------------------------------------
Net income                                     $6,002,484     $3,724,962      $4,066,579
                                               ----------     ----------      ----------
Weighted average number of basic common
 shares outstanding                             3,333,666      3,373,632       3,375,087
                                               ----------     ----------      ----------
Basic earnings per common share                $     1.80     $     1.10      $     1.20
                                               ==========     ==========      ==========
Shares issuable upon exercise of dilutive
 outstanding stock options                          6,582          1,687           8,558
                                               ----------     ----------      ----------
Weighted average number of diluted common
 shares outstanding                             3,340,248      3,375,319       3,383,645
                                               ----------     ----------      ----------
Diluted earnings per common share              $     1.80     $     1.10      $     1.20
                                               ==========     ==========      ==========

--------------------------------------------------------------------------------

16.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents:
 The carrying amount approximates fair value due to the short maturity of those instruments.

Short and long-term investments:
 Fair values are based on quoted market prices.

Long-term debt:
 Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

                                        January 31, 1998            January 25, 1997
                                   -------------------------   -------------------------
                                    Carrying                     Carrying
                                     Amount       Fair Value      Amount      Fair Value
                                   -----------   -----------   -----------   -----------
Financial assets:
 Cash and cash equivalents         $ 3,243,595   $ 3,243,595   $ 6,879,111   $ 6,879,111
 Short-term investments             13,368,499    13,494,220    12,379,680    12,528,508
 Long-term investments               7,309,181     7,789,802     1,070,849     1,142,842

Financial liabilities:
 Long-term debt                     (4,038,674)   (4,015,000)   (4,512,332)   (4,478,000)

--------------------------------------------------------------------------------

17.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This Statement, which is effective for financial statements issued for fiscal years beginning after December 15, 1997, requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. This Statement, which is effective for financial statements for periods beginning after December 15, 1997, also established standards for related disclosures about products and services, geographic areas and major customers.

Additionally in March 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for displaying a standardized set of disclosures for public companies.

Management does not believe that these Statements will effect the financial statements.

18.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table sets forth certain items included in the Company's unaudited consolidated financial statements for each quarter of fiscal 1997 and 1996.

                                                           First   Second    Third   Fourth
Amounts in thousands except for per share amounts:        Quarter  Quarter  Quarter  Quarter
                                                          -------  -------  -------  -------
Fiscal 1997:
 Net sales                                                $10,952   $9,261  $10,236  $10,416
 Gross profit                                               6,189    5,002    5,735    6,102
 Operating profit                                           1,944    1,458    1,921    2,183
 Net income                                                 1,381    1,467    1,439    1,715
 Basic earnings per common share                              .41      .44      .43      .52
 Diluted earnings per common share                            .41      .44      .43      .52

                                                           First   Second    Third   Fourth
                                                          Quarter  Quarter  Quarter  Quarter
                                                          -------  -------  -------  -------
Fiscal 1996:
 Net sales                                                $9,361   $9,072   $8,656   $9,559
 Gross profit                                              5,075    4,760    4,886    5,094
 Operating profit                                          1,571    1,058    1,524      934
 Net income                                                1,120      795    1,064      746
 Basic earnings per common share                             .33      .24      .31      .22
 Diluted earnings per common share                           .33      .24      .31      .22

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Industrial Scientific Corporation:

We have audited the accompanying consolidated balance sheet of Industrial Scientific Corporation and subsidiaries as of January 31, 1998 and January 25, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrial Scientific Corporation and subsidiaries as of January 31, 1998 and January 25, 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

                                                     COOPERS & LYBRAND L.L.P.

600 Grant Street
Pittsburgh, Pennsylvania
March 13, 1998

--------------------------------------------------------------------------------

OFFICERS
Kent D. McElhattan
President and Chief Executive Officer

James P. Hart
Vice President, Finance and Chief
 Financial Officer

Garth F. Miller
Vice President, Sales and Service

Jeffrey B. Morgan
Vice President, Manufacturing

Annie Q. Wang, Ph.D.
Vice President, Engineering and R&D

Todd R. Lindemuth, CPA
Controller

Patricia L. Gerney
Corporate Secretary

CORPORATE HEADQUARTERS
Industrial Scientific Corporation
1001 Oakdale Road
Oakdale, PA 15071-1500
(412) 788-4353
1-800-DETECTS (338-3287)
Fax: (412) 788-8353



BOARD OF DIRECTORS
Kenton E. McElhattan
Chairman
Industrial Scientific Corporation

Kent D. McElhattan
President and Chief Executive Officer
Industrial Scientific Corporation

Herbert F. Gerhard
Former President and Chief
 Executive Officer
National Mine Service Company

Donald J. McGraw, M.D., M.P.H.
Executive Medical Director
UPMC Work Partners

James D. Morton
Shareholder, Buchanan Ingersoll
Professional Corporation

Thomas M. Thompson
Shareholder, Buchanan Ingersoll
Professional Corporation

GENERAL COUNSEL
Buchanan Ingersoll Professional Corporation
Pittsburgh, Pennsylvania



SUBSIDIARIES
Industrial Scientific Devices, Inc.
The Financial Services Centre
Bishop's Court Hill
St. Michael, Barbados

Industrial Scientific of Delaware, Inc.
103 Springer Building
3411 Silverside Road
Wilmington, Delaware 19810

Industrial Scientific Arabia, Ltd.
P.O. Box 8444
Riyadh 11482
Kingdom of Saudi Arabia

Industrial Scientific Pty.
Suite 17, Level 1, Bridgepoint
3 Brady Street
Mosman, New South Wales 2088
Australia

HEG Industrial Scientific Co. Ltd.
No. 18 Building
High-New Tech. Development
Harbin, Heilongjiang
People's Republic of China

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L. L. P.
Pittsburgh, Pennsylvania

Corporate headquarters near Pittsburgh, Pennsylvania, includes manufacturing, research and training facilities.

Annual Meeting of Shareholders

  The annual meeting of shareholders will be held at Industrial Scientific Corporation, 1001 Oakdale Road, Oakdale, Pennsylvania,
10:00 a.m., June 10, 1998. (Hankey Farms Exit off Route 22/30 West, located between downtown Pittsburgh and the International Airport)

Market for the Company's Common Stock

  The Company's common stock began public trading on June 30, 1993, and is traded on the NASDAQ National Market System under the symbol ISCX. As of April 7, 1998, there were 1,198 beneficial holders of the Company's common stock.

  The Company paid no cash dividends in fiscal years 1995 and 1996. In fiscal1997, the Company paid three quarterly dividends of $0.04 per share (see Statement of Changes in Shareholders' Equity, page 10).

  The following table sets forth, for the applicable quarters indicated, the high and low closing sale prices for the common stock as reported on NASDAQ/NMS.

                     Year Ended                  Year Ended
                  January 25, 1997            January 31, 1998
----------------------------------------------------------------
   Quarter        High         Low            High        Low
   First         $18.25       $18.25         $17.75      $15.75
   Second        $19.00       $18.00         $21.00      $16.25
   Third         $13.50       $13.50         $21.75      $18.50
   Fourth        $16.75       $16.25         $23.00      $18.50
----------------------------------------------------------------

Form 10-K

  Copies of the Industrial Scientific Corporation Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be sent without charge upon request. Address requests to Patricia L. Gerney, Corporate Secretary, Industrial Scientific Corporation, 1001 Oakdale Road, Oakdale, PA 15071-1500.

Transfer Agent and Registrar
Chase Mellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-756-3353

Industrial Scientific our

                  MISSION

  Is to design, manufacture and sell the highest quality products for the preservation of life and property. And to provide the best customer service available. That mission is accomplished, in large part, by creating the kind of stimulating and creative environment that attracts the best and brightest research, manufacturing and sales people. These talented employees, working in a supportive, stimulating and flexible environment, will ensure the continued profitable growth of your company.

                              [Photos apear here]

INDUSTRIAL SCIENTIFIC
---------------------         www.indsci.com . e-mail  info@indsci.com
     CORPORATION


ISO9001
CERTIFIED

GUARANTEED
FOR LIFE.

1001 Oakdale Road  .  Oakdale, PA 15071-1500  .  412-788-4353  .  1-800-DETECTS
(338-3287)  .  fax: 412-788-8353